UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Six Months Ended July 1, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16169

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

(Full title of the Plan)

EXELON CORPORATION

(a Pennsylvania Corporation)

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

(312) 394-7398

(Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the

        Constellation Energy Group, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Constellation Energy Group, Inc. Employee Savings Plan (the “Plan”) as of July 1, 2014 and December 31, 2013 and the related statement of changes in net assets available for benefits for the six months ended July 1, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of July 1, 2014 and December 31, 2013, and the changes in net assets available for benefits for the six months ended July 1, 2014, in conformity with accounting principles generally accepted in the United States of America.

As further discussed in Note 1, the Plan was merged into the Exelon Corporation Employee Savings Plan effective July 1, 2014. Our opinion is not modified with respect to this matter.

/s/WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois

December 10, 2014

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	July 1, 2014	December 31, 2013
ASSETS

Investments at fair value
Registered investment company securities	$—	$408,117,137
Exelon corporation common stock	—	98,438,894
Common/collective trust funds	—	674,975,845
Short-term investment funds	—	11,867

Total investments	—	1,181,543,743

Receivables
Participant contributions	—	2,458,180
Employer contributions
Fixed match contributions	—	580,878
Profit-sharing contributions	—	1,375,730
Notes receivable from participants	—	23,619,402

Total receivables	—	28,034,190

Total assets	—	1,209,577,933

LIABILITIES
Due to brokers for securities purchased and other liabilities	—	61,566

Total liabilities	—	61,566

Net assets reflecting investments at fair value	—	1,209,516,367
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (see Note 2)	—	(2,513,222)

NET ASSETS AVAILABLE FOR BENEFITS	$—	$1,207,003,145

The accompanying Notes are an integral part of these Financial Statements.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Six Months Ended July 1, 2014
ADDITIONS
Contributions
Participant	$20,513,918
Employer fixed match	5,983,669
Rollover	567,258

Total contributions	27,064,845

Net investment income and appreciation
Interest income and dividends	5,335,570
Net appreciation in the fair value of investments	73,704,843
Interest income from participant loans	520,541

Total investment income	79,560,954

Total additions	106,625,799

DEDUCTIONS
Participant withdrawals and distributions	265,500,986
Administrative expenses	286,377

Total deductions	265,787,363

Net decrease before transfers	(159,161,564)
Net assets transferred to other plans	(1,047,841,581)

Net decrease after transfers	(1,207,003,145)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,207,003,145

End of year	$—

The accompanying Notes are an integral part of these Financial Statements.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the Constellation Energy Group, Inc. Employee Savings Plan (the “Plan”) is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.

General

The Plan was initially established by Baltimore Gas and Electric Company (“BGE”) as the Baltimore Gas and Electric Company Employee Savings Plan and Trust Agreement on July 1, 1978. Effective April 30, 1999, BGE shareholders approved the formation of a holding company, Constellation Energy Group, Inc. (“CEG”), and the Baltimore Gas and Electric Company Employee Savings Plan was amended, restated, and renamed as the Constellation Energy Group, Inc. Employee Savings Plan. The Plan was most recently restated on January 31, 2012. On March 12, 2012, in conjunction with an Agreement and Plan of Merger, CEG merged into Exelon Corporation (“Exelon” or the “Company”) with Exelon continuing as the surviving corporation, and becoming the sponsor of the Plan. The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”). The portion of the Plan consisting of Exelon Corporation common stock is intended to be an Employee Stock Ownership Plan under Code Section 4975 (e)(7).

Exelon’s Director of Employee Benefit Plans and Programs is the administrator of the Plan (the “Plan Administrator”). The Plan Administrator has the responsibility for the day-to-day administration of the Plan. Exelon, acting through the Exelon Investment Office, is responsible for the selection and retention of the Plan’s investment options and appointment of the Plan’s investment manager. T. Rowe Price Trust Company is the Plan trustee (“Trustee”) and T. Rowe Price Retirement Plan Services, Inc. is the Plan recordkeeper (“Recordkeeper”).

Effective May 1, 2013, the Plan was closed to new participants.

Plan Merger

Effective July 1, 2014, the Plan was merged into the Exelon Corporation Employee Savings Plan (“Exelon Savings Plan”). The total assets of the Plan transferred to the Exelon Savings Plan, including notes receivable from participants, were $1,047,841,581. The assets were transferred to the Exelon Corporation Defined Contribution Retirement Plans Master Trust (“Master Trust”) on July 1, 2014. As a result of the merger, certain provisions of the Plan, such as the employer match contribution, have changed. Employees should refer to the Exelon Savings Plan official plan documents, as amended, for complete information.

Participant Contributions

The Plan permits salaried, non-represented hourly and participating represented employees to contribute between 1% and 50% of their eligible pay through payroll deductions, on a pre-tax basis, from 1% to 15% of their eligible pay through payroll deductions, on an after-tax basis, or a combinations thereof. The maximum combined contribution rate for both the pre-tax and the after-tax contributions is 50%, subject to certain Internal Revenue Service (“IRS”) limitations.

During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions to the Plan, subject to certain IRS limitations. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual IRS limit on that type of contribution or be contributing at the maximum base pay level. Catch-up contributions are not credited with the Company’s fixed or profit-sharing matching contribution.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Company Matching Contributions

In general, the Company contributes a fixed match equal to 50% of the first 6% of participant’s eligible pay contributed per pay period, for a maximum annual fixed match percentage of 3% of the participant’s eligible pay.

Effective January 1, 2013, Exelon may provide an annual profit-sharing match in addition to the fixed match. Under the profit-sharing match, Exelon may provide up to 3% of eligible pay contributed per pay period, based on earnings per share goals established by the Compensation Committee of Exelon’s Board of Directors (the “Committee”). Any profit-sharing match will be contributed to the Plan after the end of each calendar year. The 2013 profit-sharing match contributed in 2014 was $1,375,730. Any 2014 profit-sharing match will be contributed in 2015 under the Exelon Savings Plan. Generally, a participant must be employed on the last day of a calendar year to receive the profit-sharing match for that year. In the event a participant terminates employment during the calendar year due to death, long-term disability or retirement (age 50 and completion of 10 years of service with the Company) or in the event a participant terminates employment with the Company and receives benefits under the severance plan, the participant will be eligible to receive a pro-rated profit-sharing match.

Participant Loans

A participant may, upon application, borrow from the Plan. Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant’s account balance at the time of the loan. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to 30 years for repayment. Participants are allowed to have up to two loans outstanding at any time. Principal and interest is paid ratably through monthly payroll deductions or direct payment, as applicable. The interest rate for loans is equal to the prime rate plus 1% on the last day of the month preceding the month the loan is initiated. The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan. In the event a participant defaults on the repayment of a loan, the loan will be considered a taxable distribution and may be subject to an early withdrawal penalty. To date, the Plan has not experienced any collectability issues with participant loans.

Withdrawals by Participants While Employed

Participants may elect to withdraw all or part of the investments attributable to their after-tax contributions. Except for death, disability, retirement, separation from service or under certain circumstances of hardship, contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1⁄2. Active employees who attain age 59 1⁄2 may request to receive a distribution of their before-tax account balances. Participants who make a hardship withdrawal, and participants who have less than five years of service and withdraw after-tax contributions that have not been in the Plan for two calendar years (unmatured), are suspended from making contributions to the Plan for six months. Company matching contributions that have been in the Plan for two calendar years following the year contributed (matured) are also eligible to be withdrawn.

Distributions upon Termination of Employment

Distributions to participants who retire or who separate from service are automatically deferred until 60 days after they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution. Generally, participants who reach age 70 1⁄2 must begin receiving their Plan distribution by April 1 of the following year. The distribution options include lump sum or installments paid monthly, quarterly, or annually for up to 10 years.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Costs

A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other operating expenses) are used to cover the expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns.

Plan administration fees cover the day-to-day expenses of administering the Plan, and may be charged directly to a participant’s account, covered by a portion of the asset-based fees deducted directly from investment returns, or paid through revenue-sharing payments made from investment managers to the Recordkeeper. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans, domestic relations orders), and are charged directly against a participant’s account balance.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (i) the corresponding employer contributions and (ii) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting of Participants’ Accounts

Participants are fully vested in their accounts at all times.

Investment Income

Dividends and earnings received on all funds, with the exception of Exelon Corporation common stock, are automatically reinvested in the fund to which those earnings apply.

Employee Stock Ownership Plan

If a participant invests any portion of his or her account in Exelon Corporation common stock and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in Exelon Corporation common stock. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Plan Recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend and not subject to an early withdrawal penalty.

2.	Summary of Significant Accounting Policies

General

The Plan follows the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Withdrawals and distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, with the exception of the T. Rowe Price Stable Value Fund, which is stated at “contract value”, which is equal to a participant’s principal balance plus accrued interest. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the Plan’s investment income. See Note 3 – Fair Value of Investments for further information.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Fully Benefit-Responsive Investment Contracts

The investments of the T. Rowe Price Stable Value Fund include fully benefit-responsive investment (“wrap”) contracts. The objective of investing in wrap contracts is to ensure this fund’s ability to distribute benefits at contract value. In a typical wrap contract, if the fund’s underlying assets have been exhausted by investor redemptions the issuing bank or insurance company agrees to pay a fund the contract value of remaining redemptions, provided all the terms of the wrap contract have been met. Wrap contracts may include terms that establish limits on the fund’s investments, such as maximum duration limits, minimum credit standards, and diversification requirements.

Wrap contracts accrue interest using a formula called the “crediting rate.” The crediting rate is the discount rate that equates the estimated future market value with the fund’s current contract value and is reset quarterly. The crediting rate may be impacted by factors that include: contributions, withdrawals by participants, the current yield and duration of the assets underlying the contract, and the existing difference between the fair value of the securities and the contract value of the assets within the insurance contract.

To the extent the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and the future crediting rate may be higher than the current market rates. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%. The average current yield earned by the Plan as of July 1, 2014 and December 31, 2013 was computed to be 2.20% and 2.06%, respectively. The average current yield earned by the trust as adjusted to reflect the actual interest rate credited to unit holders as of July 1, 2014 and December 31, 2013 was 2.24% and 2.29%, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using contract value basis for fully benefit-responsive investment contracts.

Investments in wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids, discount rate, and the duration of the underlying securities. The following table presents the fair value of Plan funds with investment contracts and the adjustment required to report at contract value:

	July 1, 2014	December 31, 2013
T. Rowe Price Stable Value Fund at fair value	$—	$179,837,828
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(2,513,222)

T. Rowe Price Stable Value Fund at contract value	$—	$177,324,606

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

If they were to occur, certain events would limit the ability of the Plan to transact at contract value with the issuer. Specifically, any event outside the normal operation of the Plan that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Such events include, but are not limited to, partial or complete legal termination of the Plan, tax disqualification of the Plan, and certain Plan amendments if the issuers’ consent is not obtained. The issuer has certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by the Plan under the terms of the investment contract can result in its termination at market value. Termination may also occur with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law, if the Plan or the Trustee suffers an insolvency, or if there is a change in law or accounting standards that makes it impermissible to account for an investment contract on a contract-value basis.

In connection with the merger of the Plan into the Exelon Savings Plan on July 1, 2014, the Plan liquidated the T. Rowe Price Stable Value Fund at contract value on July 1, 2014.

Notes Receivable from Participants

Notes receivable from participants are valued at their unpaid principal balance plus accrued interest.

3.	Fair Value of Investments

Recurring Fair Value Measurements

To increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

•

Level 1 — unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date. Financial assets valued using Level 1 inputs include Exelon Corporation common stock and registered investment company securities.

Exelon Corporation Common Stock. The Constellation Energy Group Employee Savings Plan invests in Exelon Corporation common stock. Exelon Corporation common stock is valued at the closing price reported by the New York Stock Exchange.

Registered Investment Company Securities. Registered investment company securities are investment funds maintained by investment companies that hold certain investments in accordance with a stated set of fund objectives, usually mutual funds. These funds have values that are publicly quoted on a daily basis in active markets.

•

Level 2 — inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data. Financial assets valued using Level 2 inputs include common/collective trust funds.

Common/Collective Trust Funds. Common/collective trust funds are maintained by investment companies and hold certain investments in accordance with a stated set of fund objectives. For common/collective trust funds, which are not publicly quoted, the fund administrators value the funds using the net asset value per fund share, derived from the quoted prices in active markets of the underlying securities.

•

Level 3 — unobservable inputs, such as internally-developed pricing models for the asset due to little or no market activity for the asset. The Plan does not have any financial assets utilizing Level 3 inputs.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

There were no transfers between Level 1 and Level 2 during the six months ended July 1, 2014 and the year ended December 31, 2013.

As described in Note 1, the Plan has no assets at July 1, 2014. The following table presents assets measured and recorded at fair value on the Plan’s Statements of Net Assets Available for Benefits on a recurring basis and their level within the fair value hierarchy as of December 31, 2013:

As of December 31, 2013

	Level 1	Level 2	Level 3	Total
Investments:

Exelon Corporation common stock:	$98,438,894	$—	$—	$98,438,894
Common/collective trust funds:
Target date/blended strategy funds	—	282,554,685	—	282,554,685
Domestic equity funds	—	212,583,332	—	212,583,332
Stable value funds	—	179,837,828	—	179,837,828
Registered investment company securities:
Domestic equity funds	280,587,157	—	—	280,587,157
International equity funds	74,022,830	—	—	74,022,830
Fixed income funds	53,507,150	—	—	53,507,150

Total investments	$506,556,031	$674,975,845	$—	$1,181,531,876

On July 1, 2013, several registered investment company securities were replaced with similar common/collective trust investment options.

Short-term investments of $0 and $11,867 as of July 1, 2014 and December 31, 2013, respectively, are in cash and, therefore, are excluded from the table above.

For the six months ended July 1, 2014, the Plan’s investments measured at fair value, including gains or losses on investments bought, sold, and held during the period, appreciated in value as shown in the following table:

Six Months Ended July 1, 2014
Investments valued based on quoted prices in active markets:
Exelon Corporation common stock	$31,740,696
Registered investment company securities	18,018,832

Investments valued by other methods:
Common/collective trust funds	23,945,315

Net appreciation in the fair value of investments	$73,704,843

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The fair values of the Plan’s investments that represent 5% or more of the Plan’s net assets, at July 1, 2014 and December 31, 2013, are summarized as follows:

	July 1, 2014	December 31, 2013
T. Rowe Price Stable Value Common Trust Fund	$—	$179,837,828
Vanguard Institutional Index	—	108,493,342
Exelon Corporation Common Stock	—	98,438,894
T. Rowe Price Growth Stock Trust	—	85,708,201
T. Rowe Price Mid-Cap Growth Fund	—	80,911,489
Fidelity Diversified International	—	74,022,830
T. Rowe Price Equity Income Trust	—	71,350,442

4.	Risks and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

From time to time, investment managers may use derivative financial instruments including futures, forward foreign exchange, and swap contracts. Derivative instruments may be used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments. Risks of entering into derivatives include the risk of an illiquid market, inability of a counterparty to perform, or unfavorable movement in foreign currency exchange rates, interest rates, or the underlying securities.

Some investment managers may engage in securities lending programs in which the funds lend securities to borrowers, with the objective of generating additional income. The borrowers of fund securities deliver collateral to secure each loan in the form of cash, securities, or letters of credit, and are required to maintain the collateral at a level no less than 100% of the market value of the loaned securities. Cash collateral is invested in common/collective trust funds or collateral pools. Participation in securities lending programs involves exposure to the risk that the borrower may default and there may be insufficient collateral to buy back the security. Lenders of securities also face the risk that invested cash collateral may become impaired or that the interest paid on loans may exceed the amount earned on the invested collateral. The Plan’s exposure is limited to the funds that lend securities.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	July 1, 2014	December 31, 2013
Net Assets Available for Benefits per the Financial Statements	$—	$1,207,003,145
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	2,513,222

Net Assets Available for Benefits per the Form 5500	$—	$1,209,516,367

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500:

Six Months Ended July 1, 2014
Net decrease in Net Assets Available for Benefits per the Financial Statements	$(159,161,564)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of year	(2,513,222)

Net decrease in Net Assets Available for Benefits per the Form 5500	$(161,674,786)

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value.

6.	Income Tax Status

The Company received the latest favorable determination letter from the IRS, dated July 8, 2010. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan remains in compliance with the applicable requirements of the Code. In 2011, the Recordkeeper reported to the Plan that it failed to default certain participant loans in a timely manner. The Recordkeeper pursued a correction through the IRS’s Voluntary Correction Program, which the IRS approved on July 8, 2014. Therefore, it is believed that the Plan was qualified and was tax-exempt as of the financial statement date. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income examination for years prior to 2010.

7.	Related-Party Transactions

The Plan includes investments in funds managed by the Trustee. Fees incurred by the Plan paid to the Trustee amounted to $40,928 and $153,862 in 2014 and 2013, respectively. The Plan also holds shares of Exelon Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no known prohibited transactions with a party-in-interest.

EXHIBIT INDEX

Exhibit filed with Form 11-K for the six months ended July 1, 2014:

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Constellation Energy Group, Inc. Employee Savings Plan
Date: December 18, 2014

/s/ Jennifer Franco
Jennifer Franco
Plan Administrator